

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

<u>Via Facsimile</u>
Mr. David Ly
Chief Executive Officer
Iveda Solutions, Inc.
1201 South Alma School Road, Suite 8500
Mesa, AZ 85210

   RE: Iveda Solutions, Inc.
      Item 4.01 Form 8-K/A
      Filed November 2, 2011
      Item 4.01 Form 8-K
      Filed October 21, 2011
      File No. 0-53285

Dear Mr. Ly:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jeffrey Gordon

         Jeffrey Gordon
         Staff Accountant